Filed Pursuant to Rule 253(g)(2)

File No. 024-12289

SUPPLEMENT NO. 9 DATED FEBRUARY 17, 2026

MASTERWORKS VAULT 3, LLC

This Supplement No. 9 dated February 17, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 3, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 27, 2023, as amended by Post-Qualification Amendment No. 1 filed on August 4, 2023, Post-Qualification Amendment No. 2 filed on September 13, 2023, Post-Qualification Amendment No. 3 filed on September 25, 2023, Post-Qualification Amendment No. 4 filed on October 23, 2023, Post-Qualification Amendment No. 5 filed on January 8, 2024, Post-Qualification Amendment No. 6 filed on January 23, 2024, Post-Qualification Amendment No. 7 filed on March 6, 2024, Post-Qualification Amendment No. 8 filed on March 19, 2024, Post-Qualification Amendment No. 9 filed on April 2, 2024, Post-Qualification Amendment No. 10 filed on April 22, 2024, Post-Qualification Amendment No. 11 filed on May 28, 2024, Post-Qualification Amendment No. 12 filed on July 10, 2024, Post-Qualification Amendment No. 13 filed on September 3, 2024, Post-Qualification Amendment No. 14 filed on December 26, 2024, Post-Qualification Amendment No. 15 filed on January 17, 2025, Post-Qualification Amendment No. 16 filed on February 13, 2025, Post-Qualification Amendment No. 17 filed on February 28, 2025, Post-Qualification Amendment No. 19 filed on March 20, 2025, Post-Qualification Amendment No. 20 filed on April 8, 2025, Post-Qualification Amendment No. 21 filed on May 2, 2025, Post-Qualification Amendment No. 22 filed on May 20, 2025, Post-Qualification Amendment No. 23 filed on November 24, 2025 and Post-Qualification Amendment No. 24 filed on February 2, 2026. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.13
Ernie Barnes	N/A
Cecily Brown	0.98
Robert Colescott	N/A
George Condo	0.66
Yayoi Kusama	1.01
Julie Mehretu	N/A
Yoshitomo Nara	1.20
Laura Owens	N/A
Park Seo-Bo	N/A
Henry Taylor	N/A
Martin Wong	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	54.8%	$1,591	November 18, 2003	$25,400,861	December 31, 2025
Ernie Barnes	31.6%	$1,656	October 25, 1992	$15,275,000	December 31, 2025
Cecily Brown	20.5%	$90,000	November 13, 2000	$9,810,000	December 31, 2025
Robert Colescott	25.2%	$19,200	May 8, 1996	$15,224,900	December 31, 2025
George Condo	21.5%	$3,000	May 6, 1986	$6,864,697	December 31, 2025
Yayoi Kusama	22.6%	$12,000	October 9, 1992	$10,496,000	December 31, 2025
Julie Mehretu	25.0%	$74,310	September 23, 2003	$10,737,500	December 31, 2025
Yoshitomo Nara	31.9%	$36,000	May 15, 2002	$24,950,276	December 31, 2025
Laura Owens	23.3%	$9,000	November 17, 2000	$1,755,000	December 31, 2025
Park Seo-Bo	33.7%	$8,400	March 28, 2006	$2,606,910	December 31, 2025
Henry Taylor	36.7%	$8,125	September 12, 2007	$2,480,000	December 31, 2025
Martin Wong	28.6%	$3,120	February 20, 2001	$1,623,000	December 31, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.0%	34	February 7, 2007	November 19, 2025
Ernie Barnes	N/A	N/A	N/A	N/A
Cecily Brown	15.0%	41	November 14, 2000	November 19, 2025
Robert Colescott	N/A	N/A	N/A	N/A
George Condo	14.2%	106	May 8, 1996	September 27, 2025
Yayoi Kusama	20.1%	203	March 11, 1998	November 21, 2025
Julie Mehretu	N/A	N/A	N/A	N/A
Yoshitomo Nara	17.5%	83	September 23, 2003	September 28, 2025
Laura Owens	N/A	N/A	N/A	N/A
Park Seo-Bo	N/A	N/A	N/A	N/A
Henry Taylor	N/A	N/A	N/A	N/A
Martin Wong	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Ernie Barnes	Mature
Cecily Brown	Established
Robert Colescott	Mature
George Condo	Established
Yayoi Kusama	Mature
Julie Mehretu	Established
Yoshitomo Nara	Mature
Laura Owens	Emerging
Park Seo-Bo	Emerging
Henry Taylor	Emerging
Martin Wong	Emerging